SCHEDULE “A”

Auditors’ Report and Consolidated Financial Statements of

ASIA PACIFIC RESOURCES LTD.

December 31, 2004 and 2003

Report of Auditors, dated March 17, 2005

F2

Consolidated Balance Sheets at December 31, 2004

and December 31, 2003

F3

Consolidated Statements of Loss and Deficit for the years ended December 31, 2004 and 2003 and the ten months ended December 31, 2002 and

cumulative from inception to December 31, 2004

F4

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003 and the ten months ended December 31, 2002 and

cumulative from inception to December 31, 2004

F5

Notes to Consolidated Financial Statements

F6

F1

Report of Independent Registered Chartered Accountants

To the Shareholders of

Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at December 31, 2004 and December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004 and 2003, the ten month period ended December 31, 2002 and the cumulative period from inception, January 26, 1986, to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2004 and 2003 and the ten month period ended December 31, 2003, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  With respect to the period from inception, January 26, 1986, to December 31, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, the ten month period ended December 31, 2002 and the cumulative period from inception, January 26, 1986, to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

“Deloitte & ToucheLLP”

Chartered Accountants

Vancouver, British Columbia

March 17, 2005

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 17, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (i) to the financial statements.  Our report to the shareholders dated March 17, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

“Deloitte & ToucheLLP”

Chartered Accountants

Vancouver, British Columbia

March 17, 2005

F2

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Balance Sheets

(Expressed in Canadian dollars)
ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		,

ASSETS

	December 31,	December 31
	2004	2003
CURRENT
Cash and cash equivalents	$7,138,196	$383,733
Accounts receivable	4,704	94,611
Prepaid expenses	54,072	168,876
Other current assets	99,028	6,551
	7,296,000	653,771
INVESTMENT IN POTASH CONCESSION (Note 3)	90,749,721	89,580,496
DEPOSIT (Note 3)	-	257,027
INVESTMENT IN LAND (Note 4)	7,946,308	7,940,586
PROPERTY AND EQUIPMENT (Note 5)	255,108	141,751
	$106,247,137	$98,573,631

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$328,840	$404,950
FUTURE INCOME TAXES (Note 8)	14,231,127	15,020,776
	14,559,967	15,425,726

SHAREHOLDERS' EQUITY

Share capital (Note 7)	169,939,997	158,902,475
Contributed surplus (Note 7 (e))	2,279,398	1,091,856
Deficit	(80,532,225)	(76,846,426)
	91,687,170	83,147,905
	$106,247,137	$98,573,631

GOING CONCERN (Note 1)
COMMITMENTS (Note 11)
CONTINGENCIES (Note 12)

APPROVED BY THE DIRECTORS

signed "John Bovard"	signed "Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

See accompanying Notes to the Consolidated Financial Statements.

F3

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statement of Loss and Deficit
(Expressed in Canadian dollars)	-	-	-	-	--	-	-	-

Cumulative	Ten month
from inception	Year ended	Year ended	period ended
December 31,	December 31,	December 31,	December 31,
2004	2004	2003	2002
EXPENSES
Accounting and legal	$3,126,124	$392,176	$680,959	$449,274
Amortization of property and equipment	754,874	44,010	58,248	60,725
Amortization of deferred financing costs	3,127,999	-	-	322,159
Consulting	5,252,352	717,304	841,663	218,228
Interest and bank charges	35,464,100	38,923	8,145	700,166
Recovery of prior years' accrued
finance costs	(2,755,598)	-	-	-
Office and miscellaneous	3,992,255	376,484	354,708	326,318
Promotion and travel	8,286,193	1,043,914	1,251,007	731,575
Rent	1,382,202	85,366	127,453	126,273
Salaries	12,940,564	1,076,700	1,281,060	1,274,483
Stock compensation expense	1,042,461	(127,895)	1,055,713	114,643
Transfer fees and filing costs	941,065	61,822	138,102	104,557
73,554,591	3,708,804	5,797,058	4,428,401
LOSS BEFORE THE UNDERNOTED ITEMS	(73,554,591)	(3,708,804)	(5,797,058)	(4,428,401)
INTEREST AND OTHER INCOME	4,107,354	66,144	93,057	167,379
FOREIGN EXCHANGE (LOSS) GAIN	(4,502,391)	(43,139)	1,001,817	297,947
LOSS ON SALE OF INVESTMENTS	(1,806,532)	-	-	-
WRITE-DOWN OF INVESTMENTS	(4,380,918)	-	-	-
WRITE-OFF OF INTEREST IN
MINERAL CLAIM	(715,920)	-	-	-
SHARE OF NET LOSS ON EQUITY
INVESTMENT	(701,190)	-	-	-
WRITE OFF OF EQUIPMENT	(62,228)	-	(62,228)	-
LOSS BEFORE INCOME TAXES	(81,616,416)	(3,685,799)	(4,764,412)	(3,963,075)
INCOME TAX RECOVERY (Note 8)
Current	783,379	-	-	-
Future	2,475,613	-	-	-
NET LOSS FOR THE PERIOD	(78,357,424)	(3,685,799)	(4,764,412)	(3,963,075)
DEFICIT, BEGINNING OF PERIOD	-	(76,846,426)	(72,082,014)	(68,118,939)
DIVIDEND IN KIND (Note 14)	(2,174,801)	-	-	-
DEFICIT, END OF PERIOD	$(80,532,225)	$(80,532,225)	$(76,846,426)	$(72,082,014)

LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	541,283,157	462,458,653	401,704,206

See accompanying Notes to the Consolidated Financial Statements.

F4

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)	-	-	-	-	-	-	-	-

Cumulative	Ten month
from inception	Year ended	Year ended	period ended
December 31,	December 31,	December 31,	December 31,
2004	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(78,357,424)	$(3,685,799)	$(4,764,412)	$(3,963,075)
Items not involving cash
Accretion of liability component of
convertible debentures	4,985,439	-	-	-
Interest payable on convertible debentures	25,701,868	31,160	-	681,579
Amortization of property and equipment	754,874	44,010	58,248	60,725
Amortization of deferred financing costs	3,127,999	-	-	322,159
Loss on sale of investments	1,806,532	-	-	-
Write off of equipment	62,228	-	62,228	-
Stock compensation expense	1,075,461	(94,895)	1,055,713	114,643
Write-down of investments	4,380,918	-	-	-
Write-off of interest in mineral claims	715,920	-	-	-
Share of net loss on equity investment	701,190	-	-	-
Foreign exchange loss (gain) and other	901,760	(789,648)	(1,327,683)	(302,279)
Future income tax recovery	(2,475,613)	-	-	-
Change in non-cash operating working
capital items (Note 9)	171,036	36,124	(488,233)	(276,921)
(36,447,812)	(4,459,048)	(5,404,139)	(3,363,169)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of share capital	98,347,978	9,160,279	2,175,210	13,832,056
Deferred financing costs	(683,894)	-	-	(204,396)
Convertible debentures, issued for cash	39,817,408	2,752,600	-	(800,000)
Convertible debenture, issue costs	(2,885,028)	-	-	-
Payment of withholding tax on convertible	-	-	-
debentures	(2,070,561)	-	-	(2,070,561)
132,525,903	11,912,879	2,175,210	10,757,099

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(1,340,786)	(157,368)	(51,662)	(117,951)
Net proceeds on sale of assets	355,539	-	-	-
Investment in Metro Resources Company Ltd.;
less cash acquired at acquisition	(43,939,630)	-	-	-
Investment in land	(6,693,954)	(5,722)	(46,317)	(24,354)
Investment in potash concession	(28,482,631)	(793,305)	(2,129,240)	(2,158,383)
Deposit	-	257,027	6,565	792
Purchase of investments	(12,077,910)	-	-	-
Proceeds on sale of investments	3,880,897	-	-	-
Mineral claims expenditures	(641,420)	-	-	-
(88,939,895)	(699,368)	(2,220,654)	(2,299,896)
NET CASH INFLOW (OUTFLOW)	7,138,196	6,754,463	(5,449,583)	5,094,034
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	383,733	5,833,316	739,282
CASH AND CASH EQUIVALENTS, END OF PERIOD
(Note 9)	$7,138,196	$7,138,196	$383,733	$5,833,316

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2004, the Company issued 27,837,602 common shares upon conversion of a convertible note and related interest payable at a value of $2,783,760 (Note 6); 2,408,163 common shares and 2,408,163 common share purchase warrants

See accompanying Notes to the Consolidated Financial Statements.

F5

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

1.

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the year ended December 31, 2004, the Company incurred a net loss of approximately $3.7 million (year ended December 31, 2003 - $4.8 million; ten months ended December 31, 2002 - $4.0 million) and at December 31, 2004 had an accumulated deficit of $80.5 million (December 31, 2003 - $76.8 million).  At December 31, 2004, the Company had cash of $7.1 million.

In May 2003, the Company applied for a mining license to develop and operate a potash mine on the portion of its potash concession known as the Udon South deposit. Receipt of the mining licenses is subject to review and consideration by the Government of Thailand (the Government) and to a public review pursuant to Thailand’s Mining Law. A fee of U.S.$5.0 million is payable to the Government on receipt of the mining license.

Subsequent to December 31, 2004, the Company retained specialist advisors (the “Advisors”) on a success fee basis to help the Company obtain the mining license for Udon South. The terms of this contract are described in Note 16 (a) of the financial statements.

Continuation of the Company as a going concern is dependent upon its ability to raise funds to complete development of its potash concession, the successful receipt of a mining license from the Government together with payment of related amounts owing to the Government and the Advisors and ultimately the achievement of profitable operations.

The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to obtain financing or the mining license to complete development of its potash concession or continue as a going concern.

F6

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Specific accounting policies are as follows:

(a)

Basis of consolidation

The financial statements include the accounts of the Company and its principal subsidiary, Asia Pacific Potash Corporation (“APPC”), a company which holds a potash concession in Thailand (Note 3).  The Company has a 90% beneficial interest in APPC.  Intercompany transactions and balances have been eliminated.

(b)

Property and equipment

Equipment is stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Furniture, fixtures and computer equipment

5 years

Exploration equipment

5 years

Vehicles

5 years

Leasehold improvements

Over the lease term

(c)

Foreign currency translation

Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation have been included in the statement of loss.

(d)

Potash concession

The Company capitalizes all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company’s exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

F7

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Potash concession (continued)

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tons of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable.

Projected future cash flows cover the known potash reserves at Udon South at this time. If the future estimated undiscounted cash flows are less than the carrying value of the assets then the assets would be written down to fair value and the write off charged to earnings in the current period.

(e)

Stock-based compensation plans

The Company records stock-based compensation to employees and others based on the fair value at the date of grant.

The exercise price of certain outstanding stock options granted under the Company’s 2002 stock-based compensation plan increases in future periods in accordance with the terms of the plan (Note 7 (d)) while certain other options have a fixed exercise price.  The fair value of the variable stock options cannot be reasonably determined until the options are exercised. When fair value is not reasonably determinable at the date of grant, the value of compensation to be recorded is measured each period based on the excess of the current stock price over the exercise price of the stock option at the end of the period. The recorded compensation expense will be adjusted to the actual fair value when the exercise price becomes known. For options with a fixed price, stock-based compensation is calculated using the Black-Scholes option pricing model.

(f)

Loss per share

The Company’s diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

F8

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Future income taxes

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such loss ultimately will be utilized.  Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(i)

Asset retirement obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110, “Asset Retirement Obligations.”  Under this new standard, the present value of asset retirement obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

(j)

Comparative figures

Certain of the prior year’s comparative figures have been reclassed to conform with the current year’s presentation.

F9

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	December 31,	December 31,
	2004	2003

Balance, beginning of year	$89,580,496	$87,451,256
Deferred exploration and development expenditures	1,169,225	2,129,240
Balance, end of year	$90,749,721	$89,580,496

The Company holds a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest.  The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of US$240,000 in the first and second year, respectively, from the date of issuance.  APPC has already expended the minimum required exploration, development and administrative work relating to the first and second year as at December 31, 2004.

The SPLs required APPC to provide a letter of guarantee to the DMR.  APPC had deposited $257,027 at December 31, 2003 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee.  The letter of guarantee for the SPLs ceased to be required in 2004 as the DMR commenced its review of the Company’s Mining License application and the deposit was returned to the Company.

APPC filed a Mining License application for Udon South on May 29, 2003 and the Government commenced processing of this application under the terms of revised mining regulations in Thailand early in 2004. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$5.0 million is payable on receipt of the Mining License.

F10

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

3.

INVESTMENT IN POTASH CONCESSION (Continued)

On November 5, 2003 the Company filed applications to renew expiring SPLs for Udon North granted under the Concession Agreement pursuant to the new Minerals Act B.C.2510, which applications cover the same ground as the potash deposits known as the Udon North deposit.

In December 2003, the Company received a notice from the Government questioning the Company’s right, under the Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concessions, known as the Udon North deposit.  The Company appealed this notification, believing that it had a substantial basis for renewal of the exploration licenses.

On November 3, 2004, APPC reached a favorable resolution of tenure over the Udon North project. APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources. This Mining License application has been duly registered by the Government of Thailand and the Government has advised APPC that it now has first priority over these areas for potash mining. The Government has further advised that APPC’s actions have been in compliance with the terms of its Concession Agreement with the Government.  Advisors retained to assist the Company in reaching this resolution were issued common shares and common share purchase warrants of the Company (Note 7(b)(v)) with a total fair value of $375,921 that is deferred as a cost of the concession.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of a beneficial interest in certain property located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit.  The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

F11

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

5.

PROPERTY AND EQUIPMENT

	December 31,				December 31,
	2004 --			-	2003
		Accumulated	Net Book		Net Book
	Cost	Depreciation	Value		Value

Furniture and fixtures	$283,435	$225,409	$58,026		$56,038
Exploration equipment	11,598	11,598	-		-
Vehicles	63,743	63,512	231		247
Leasehold improvements	165,041	117,687	47,354		11,434
Computer equipment	269,924	120,427	149,497		74,032
	$793,741	$538,633	$255,108		$141,751

6.

CONVERSION OF CONVERTIBLE DEBENTURES AND NOTES

On April 1, 2002, pursuant to an agreement between the debenture holders and the Company, convertible debentures and related interest payable with an aggregate book value of $67,579,715, were converted into common shares of the Company at a conversion price of $0.20 per common share resulting in the issuance of 312,971,396 common shares. The book value of $67,579,715 consisted of debt and related interest payable amounting to $62,594,276 and the book value of the equity component of the convertible debenture in the amount of $4,985,439.

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a U.S.$0.5 million convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional U.S.$1.5 million loan on the same terms.  On May 27, 2004, the loans and accrued interest were converted into equity on the same terms as a private placement as described in Note 7(b)(iv).

F12

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL

(a)

Authorized

The authorized share capital is unlimited.

(b)

Issued

Details of share capital since inception at January 26, 1986 to December 31, 2004 are as follows:

	Number
	of Shares	Amount

Issued for cash on incorporation	1,350,000	$157,500
Balance at February 28, 1987	1,350,000	157,500
Issued for cash on private placement	140,000	70,000
Issued for cash on public offering	350,000	157,500
Issued for property	50,000	74,500
Issued pursuant to flow through agreements	279,999	254,301
Balance at February 29, 1988	2,169,999	713,801
Issued for cash on private placement	7,277,777	3,525,000
Issued for cash on exercise of warrants	5,500,000	2,200,000
Issued pursuant to flow through agreements	1	-
Balance at February 28, 1989	14,947,777	6,438,801
Issued for cash on private placement	5,000,000	1,500,000
Balance at February 28, 1990	19,947,777	7,938,801
Issued for cash on private placement	3,400,000	510,000
Balance at February 28, 1991 and 1992	23,347,777	8,448,801
Issued for cash on private placement	1,000,000	350,000
Issued for cash on exercise of options	430,000	86,000
Issued for cash on exercise of warrants	3,400,000	595,000
Balance at February 28, 1993	28,177,777	9,479,801
Issued for cash on private placement	4,750,000	6,600,000
Issued as finder's fee on private placement	50,000	25,000
Balance at February 28, 1994	32,977,777	16,104,801
Issued for cash on exercise of warrants	875,000	1,575,000
Balance at February 28, 1995	33,852,777	17,679,801

F13

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(b)

Issued (continued)

	Number
	of Shares	Amount

Balance at February 28, 1995	33,852,777	17,679,801
Issued for cash on exercise of stock options	2,234,200	1,030,045
Issued for cash on private placement	6,000,000	14,742,000
Issued for cash on exercise of warrants	3,235,000	9,016,500
Balance at February 29, 1996	45,321,977	42,468,346
Issued for cash on exercise of stock options	1,267,300	3,627,430
Issued for cash on exercise of warrants	1,640,000	6,396,000
Balance at February 28, 1997	48,229,277	52,491,776
Issued for cash on exercise of stock options	57,000	259,350
Balance at February 28, 1998	48,286,277	52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,636	3,057,459
Balance at February 28, 2002	60,093,341	75,236,994
Issued on conversion of convertible
debentures (Note 6)	312,971,396	67,579,715
Issued for cash on rights offering (i)	69,160,265	13,832,056
Grant of unvested shares (ii)	-	78,500
Balance at December 31, 2002	442,225,002	156,727,265
Issued for cash on private placement (iii)	21,751,896	2,175,190
Issued for warrant exercise (i)	50	20
Issue of vested shares pursuant to employment contract (ii)	392,500	-
Balance at December 31, 2003	464,369,448	158,902,475
Issued on private placement, net of issue costs (iv)	99,368,500	7,744,911
Issued on conversion of note and accrued interest (iv)	27,837,602	2,783,760
Issued on exercise of warrants (iv)	900,000	112,500
Issued on exercise of stock options	483,333	56,800
Issued pursuant to success fee (v)	2,408,163	339,551
Balance at December 31, 2004	595,367,046	$169,939,997

F14

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(b)

Issued (continued)

i.

During the ten months ended December 31, 2002 the Company issued 69,160,265 common shares and warrants pursuant to a rights offering for aggregate cash consideration, after issue costs, of $13,832,056.  Each warrant enabled the holder to purchase one additional common share from the Company for $0.40 until April 1, 2003. During the year ended December 31, 2003, fifty of these warrants were exercised for proceeds of $20. The remainder expired without being exercised.

ii.

Effective April 1, 2002, the Company granted 392,500 shares to the CEO that vested and were issued on April 1, 2003.  The Company amortized the fair value of the shares on the grant date, in the amount of $78,500, over the vesting period and, as a result, has recorded $59,143 of compensation expense during the ten month period ended December 31, 2002 and the balance of $19,357 in the year ended December 31, 2003.

iii.

During the year ended December 31, 2003, the Company completed a private placement consisting of 21,751,896 common shares for gross proceeds of $2,175,190.

iv.

On May 27, 2004 the Company completed a private placement of 99,368,500 units at a price of $0.10 per unit for cash proceeds of $9,010,945 (gross proceeds of $9,936,850 less cash issue costs of $925,905).   In addition, US$2 million of convertible notes together with accrued interest were converted into 27,837,602 units.  Each unit consisted of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.  During the year ended December 31, 2004 900,000 warrants were exercised for cash proceeds of $112,500.  In connection with the private placement the Company issued 9,936,850 broker warrants.  Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised.  Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at a price of $0.125 until May 26, 2006.  The fair value of the broker units in the amount of $1,266,034 has been recorded in contributed surplus and as a share issue cost and has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 128%, an average annual risk free rate of 3% and an estimated life of one year.

F15

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(b)

Issued (continued)

v.

On November 3, 2004 the Company issued 2,408,163 common shares and 2,408,163 common share purchase warrants pursuant to a success fee agreement dated February 13, 2004 with specialist advisors retained to assist the Company to secure its rights pursuant to the Udon North Concession Agreement.  The common share purchase warrants will be exercisable at $0.17 until they expire on May 2, 2005.  The fair value of the shares of $339,551 and share purchase warrants of $36,370 has been capitalized as a direct cost of securing tenure over the Udon North deposit.  The fair value of the share purchase warrants has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 57%, an average annual risk free rate of 3% and an estimated life of six months.

vi.

Pursuant to the 2002 Stock Option Plan, the Company reserved for issue 300,000 common shares for issuance to its Chief Financial Officer as additional compensation as to 100,000 common shares in each of 2003, 2004 and 2005.  At December 31, 2004 a deemed value of $33,000 has been expensed to Consulting Fees for 200,000 shares issued on January 28, 2005.

(c)

Stock purchase warrants

Warrants outstanding at December 31, 2004:

Number of	Exercise
Shares	Prices	Expiry Date

126,306,102	$0.125	May 26, 2006 *
9,936,850	0.115	May 26, 2006 **
9,936,850	0.125	May 26, 2006 ***
2,408,163	0.170	May 2, 2005
148,587,965

*  Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from the date of issue until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of the Udon South Mining License.

**  Each broker warrant entitles to holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised.  Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share at a price of $0.125 until May 26, 2006.

*** These common share purchase warrants are not outstanding at December 31, 2004 but are included in the broker units described in ** above

F16

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(c)

Stock purchase warrants

Warrant activity for the previous two years is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, December 31, 2003	-	$-
Issued	139,551,115	0.130
Exercised	(900,000)	0.125
Balance, December 31, 2004	138,651,115	$0.130

(d)

Stock options

On June 28, 2002 the shareholders of the Company adopted a stock option plan (the “2002 Plan”). Options granted on September 9, 2002, November 24, 2002 and September 6, 2004 under the 2002 Plan vest over three years as to one-third on each anniversary of the grant date and expire after five years if unexercised.  The exercise price of $0.09, $0.07 and $0.10 respectively, for all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date. Options granted on May 19, 2003 under the 2002 Plan vest over three years.  The exercise price of these options is fixed at $0.065 and the options expire in five years if unexercised.

In accordance with the accounting policy described in Note 2(e) the Company has recorded a recovery of stock compensation expense of $145,449 (December 31, 2003 - expense of $1,025,487) for the variable exercise priced options because the Company’s stock price at December 31, 2004 was less than the Company’s stock price at December 31, 2003.

Using the fair value method for stock-based compensation, the company recorded an additional charge to earnings in 2004 of $17,553 (2003 - $10,869) for stock options granted with a fixed exercise price.  This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 128%, an average annual risk free interest rate of 3% and an estimated life of four years.

F17

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(d)

Stock options (continued)

A summary of share option activity is as follows:

	Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price

Balance, February 28, 1999	7,040,000	$2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(3,782,000)	3.07
Balance, February 28, 2002	3,433,000	2.90
Granted	23,124,500	0.09
Cancelled	(3,046,000)	2.84
Balance, December 31, 2002	23,511,500	0.14
Granted	1,000,000	0.07
Expired	(2,687,000)	(0.44)
Balance, December 31, 2003	21,824,500	0.10
Granted	1,000,000	0.10
Expired/cancelled	(766,667)	(0.52)
Exercised	(483,333)	(0.08)
Balance, December 31, 2004	21,574,500	$0.10

F18

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(d)

Stock options (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

Number		Number	Exercise
of Options		of Options	Price
Outstanding		Exercisable	per Share	Expiry Date

16,874,500		11,199,667	$0.099	September 9, 2007
2,700,000		1,800,000	0.077	November 24, 2007
1,000,000	*	333,333	0.065	May 18, 2008
1,000,000		-	0.100	September 6, 2009
21,574,500		13,333,000	$0.095

* These options have a fixed exercise price whereas the balance of options outstanding have a variable exercise price as described previously.

The weighted average exercise price of the 13,333,333 exercisable stock options at December 31, 2004 is $0.10.

Stock options outstanding at December 31, 2004 consist of 21,574,500 options some of which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the exercise price which is effective until the next anniversary of the grant date.

F19

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

7.

SHARE CAPITAL (Continued)

(e)

Contributed surplus

Balance at December 31, 2001	$-
Stock compensation expense	55,500
Unamortized value of unvested shares	(19,357)
Balance at December 31, 2002	36,143
Amortization of unvested shares (Note 7(b) (ii))	19,357
Stock compensation expense (Note 7 (d))	1,036,356
Balance at December 31, 2003	1,091,856
Stock compensation expense (recovery) (Note 7 (d))	(127,895)
Stock option exercises	(19,967)
Warrants issued pursuant to success fee (Note 7 (b)(v))	36,370
Fair value of Broker Units (Note 7 (b)(iv))	1,266,034
Fair value of shares issued for compensation (Note 7 (b)(vi))	33,000
Balance at December 31, 2004	$2,279,398

(f)

Shareholder rights plan

On July 17, 1996, the Company adopted a shareholder rights plan (the “Plan”).  Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a “Permitted Bid”) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan.  The Plan is required to be reconfirmed every three years.  The plan was re-approved at the Annual General Meeting of the Company held on June 28, 2002.  The plan will not be presented for reconfirmation at the next Annual General Meeting of the Company to be held on April 15, 2005 and will therefore lapse on that date.

8.

INCOME TAXES

The Company’s actual income tax recovery differs from the income tax recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions.

F20

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

8.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at December 31, 2004 that gives rise to the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
Future tax assets	2004	2003
Non-capital loss carryforwards	$5,030,761	$3,188,810
Deferred financing costs	369,696	91,182
Other	39,790
	5,440,247	3,279,992
Less valuation allowance	(5,440,247)	(3,279,992)
Net future tax assets	$ -	$ -

	December 31,	December 31,
	2004	2003
Future tax liabilities
Potash concession	$14,231,127	$15,020,776

The Company has estimated non-capital loss carry-forwards in Canada of approximately $7.6 million which can be applied to reduce future Canadian income taxes payable and will expire in 2009 through 2010.  In addition, the Company has estimated tax losses in Thailand of approximately $7.8 million.  The Company expects to receive certain tax incentives in Thailand, including an exemption from income tax for up to 8 years from the start of commercial production of its potash concession, plus various tax rate reductions and incentives thereafter which make it unlikely that the available tax losses in Thailand will be able to be utilized prior to expiry. The potential future tax benefit of all of these loss carry-forwards has not been recognized in these financial statements.

F21

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

9.

OTHER CASH FLOW INFORMATION

(i)

Change in non-cash operating working capital items

	Cumulative
	from inception			Ten month
	to	Year ended	Year ended	period ended
	December 31,	December 31,	December 31,	December 31,
	2004	2004	2003	2002
Decrease (increase) in:
Accounts receivable	$(4,704)	$89,907	$(799)	$(22,063)
Prepaid expenses	(54,072)	114,804	(45,574)	(54,162)
Other current assets	(99,028)	(92,477)	42,543	(24,848)
Increase (decrease) in:
Accounts payable and
accrued liabilities	328,840	(76,110)	(484,403)	(175,848)
-	$171,036	$36,124	$(488,233)	$(276,921)

(ii)

Cash and cash equivalents consists of the following:

	2004	2003	2002

Cash	$1,087,454	$383,733	$5,833,316
Term deposit	6,050,742	-	-
	$7,138,196	$383,733	$5,833,316

Interest paid

			Ten month
	Year ended	Year ended	period ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Interest paid	$-	$-	$-

F22

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

10.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $404,784 (year ended December 31, 2003 - $428,150; ten months ended December 31, 2002 - $153,179) paid and accrued to directors and officers or companies controlled by or affiliated to directors and officers.  These amounts are recorded at the exchange amount based on the amounts paid to the parties.

11.

COMMITMENTS

(a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2005 of $51,245.

(b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994 a fee of U.S.$5.0 million is payable to the Government of Thailand on receipt of the Mining License for Udon South.

12.

CONTINGENCIES

(a)

Crew Royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(b)

Success Fee  - Grant of Mining License for Udon South

The Company retained specialist advisors from February 13, 2004 to December 2, 2004 to assist the Company to secure its rights over Udon North under the Concession Agreement and to procure the Mining License for Udon South.  On resolution of the Udon North matter these advisors were issued 2,408,163 units (see Note 7 (b)(v)) in full settlement of their fee for the services rendered.

F23

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

12.

CONTINGENCIES (Continued)

(b)

Success Fee  - Grant of Mining License for Udon South (continued)

On January 10, 2005 the Company entered into a new agreement with the specialist advisors to assist the Company to secure an Udon South Mining Lease. The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines of Thailand is expected to make a decision on the Udon South Mining Lease Application.  Progress payments will be made to the specialist advisors upon successful completion of the milestone events, with the balance of the success fee payable on receipt of a commercially acceptable Mining Lease as described in Note 16 (a)).

(c)

Success Fee  - Chinese sourced Financing of Project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  Richina is retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.  Richina is paid a monthly retainer of U.S.$20,000 per month plus pre-approved expenses.    Richina will be paid a milestone fee of U.S.$300,000 upon the Company signing a Conditional Commercial Contract (“CCC”) with a PRC Investor.  If Richina arranges for an equity investment by PRC Investors involving the purchase of outstanding common shares, Richina will be paid a cash success fee ranging from 2.5% to 5% of the value of the equity consideration less all monthly retainer fees and milestone fees previously paid.  If the Company completes a transaction with an investor(s) before a CCC is signed with a PRC Investor(s) the Company will pay Richina a break fee of US$200,000.  If the Company terminates a signed CCC between the Company and a PRC Investor to enter into a transaction with another party the Company will pay Richina a break fee of US$500,000, in addition to a milestone fee and the monthly retainer fees paid.  Richina are at arm’s length to the Company.

(d)

Employment Agreement

In the event of a sale of the Company’s common shares by the majority shareholder to a third party which results in the majority shareholder owning less than 20% of the outstanding common shares held at the date of closing of the sale, then the Company will be obligated to pay a senior executive a payment under his employment agreement estimated at approximately $250,000 at December 31, 2004.

(e)

Normal Course of Business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

F24

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

13.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of the investment in the potash concession, the investment in land and property and equipment.

14.

DIVIDEND IN KIND

During the year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation, now known as Crew Development Corp. (“Crew”) at a book value of $0.705 per share for each fifteen shares of the Company held on June 15, 1993. A total of 1,856,944 shares were distributed. This transaction gave rise to a taxable gain based on the market value of Crew shares of $3,353,187 and resulted in a tax liability of $866,428 after taking into account all of the Company’s remaining tax loss carry-forwards at that date. The dividend is shown inclusive of the tax liability.

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of the Company’s financial instruments, which include cash, accounts receivable, other current assets, and accounts payable and accrued liabilities, approximate their respective fair values because of the short-term nature of such items.

(b)

Financial risk

Financial risk arises from fluctuations in interest rates and changes in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

F25

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

16.

SUBSEQUENT EVENTS

(a)

Appointment of Advisors

On January 10, 2005 the Company entered into a new agreement with PAG Worldwide Limited (“PAG”), specialist advisors, to assist the Company to secure an Udon South Mining License (“USML”). The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines is expected to make a decision on the USML Application.  Progress payments will be paid to the specialist advisors upon successful completion of the milestone events, with the balance of the success fee payable on receipt of a commercially acceptable Mining Lease.

Interim success fees will be paid provided that two defined interim milestones are both completed no later than February 28, 2005 (or March 14, 2005 if extended by the Company pursuant to the Agreement) in the amount of US$200,000.  On March 14, 2005 the deadline passed and the parties are negotiating an extension to the deadline for completion of the interim milestones.  Upon receipt of the USML the Company shall pay PAG a cash success fee of US$5 million, less the interim success fee, as to US$1 million 30 days following receipt of the USML and the remainder 90 days later.

Pursuant to the Agreement and the Company’s 2002 Plan, the Company granted PAG an option to acquire up to 6,000,000 common shares of the Company at an exercise price of C$0.18 (“PAG Option”). The PAG Option will only vest if the USML is received prior to July 31, 2005 and will be exercisable for 90 days from the USML grant date and expire not later than October 31, 2005.

Pursuant to the Agreement, and immediately following receipt of the USML the Company shall issue PAG 2,000,000 units consisting of one common share of the Company and a warrant, exercisable for a period of ninety days following its relevant issuance date, to acquire one common share of the Company at an exercise price of C$0.18 per share.

PAG are at arm’s length to the Company and have specific regional expertise to assist the Company to secure a commercially viable USML.

(b)

On January 28, 2005 the Company issued 200,000 common shares to the Company’s Chief Financial Officer as additional compensation accrued for services performed up to December 31, 2004.

F26

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which, in the case of the Company, differ in some respects from US GAAP. The differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

		December 31,	December 31,
		2004	2003

Total assets under Canadian GAAP		$106,247,137	$98,573,631
Increase in investment in potash concession due to inclusion
of valuation of options in purchase price of Metro	(a)	5,091,429	5,091,429
Decrease in investment in potash concession
due to expensing of exploration costs	(b)	(28,858,545)	(27,689,320)
Decrease in value of land and non-monetary assets
due to use of current rate translation method	(c)	(1,669,916)	(1,325,342)
Total assets under US GAAP		$80,810,105	$74,650,398

Total liabilities under Canadian GAAP		$14,559,967	$15,425,726
Additional future income taxes recognized on acquisition
of Metro	(a)	1,330,420	1,402,752
Total liabilities under US GAAP		$15,890,387	$16,828,478

Shareholder's equity under Canadian GAAP		$91,687,170	$83,147,905
Net increase in investment in potash concession
arising on Metro acquisition	(a)	3,564,000	3,564,000
Effect of exchange on Metro adjustments	(a)	197,009	124,677
Cumulative deferred exploration adjustment	(b)	(28,858,545)	(27,689,320)
Cumulative unrealized translation loss relating to
non-monetary assets of subsidiary	(c)	(1,669,916)	(1,325,342)
Shareholders' equity under US GAAP		$64,919,718	$57,821,920

F27

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Loss

		Cumulative			Ten month
		from inception to	Year ended	Year ended	period ended
		December 31,	December 31,	December 31,	December 31,
		2004	2004	2003	2002

Net loss under Canadian GAAP		$(78,357,424)	$(3,685,799)	$(4,764,412)	$(3,963,075)
Investment in potash concession
exploration
expenditures expensed	(b)	(28,858,545)	(1,169,225)	(2,129,240)	(2,158,383)
Accretion of interest on
convertible debentures	(d)	5,426,595	-	-	-
Amortization of deferred
financing costs	(d)	(441,156)	-	-	-
Adjustment to income tax
expense	(e)	(866,428)	-	-	-
Foreign exchange on Metro
adjustments	(a)	197,009	72,332	124,677	-
Consulting expense - warrants	(f)	(1,071,937)	-	-	-
Consulting expense - options	(f)	(356,988)	-	-	-
Net loss under U.S. GAAP		(104,328,874)	(4,782,692)	(6,768,975)	(6,121,458)
Less unrealized translation
(loss) gain on subsidiary	(c)	(3,217,041)	(342,126)	(628,871)	27,900
Net comprehensive loss
under U.S. GAAP (e)	(g)	$(107,545,915)	$(5,124,818)	$(7,397,846)	$(6,093,558)

Loss per share under U.S. GAAP			$(0.01)	$(0.02)	$(0.02)

F28

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

		Cumulative			Ten month
		from inception to	Year ended	Year ended	period ended
		December 31,	December 31,	December 31,	December 31,
		2004	2004	2003	2002

Cash flows from operating
activities under Canadian GAAP		$(36,447,812)	$(4,459,048)	$(5,404,139)	$(3,363,169)
Exploration expenditures	(b)	(28,482,625)	(793,305)	(2,129,240)	(2,158,383)
Cash flows from operating
activities under U.S. GAAP		$(64,930,437)	$(5,252,353)	$(7,533,379)	$(5,521,552)

Cash flows from financing
activities under Canadian
and U.S. GAAP		$132,525,903	$11,912,879	$2,175,210	$10,757,099

Cash flows from investing
activities under Canadian GAAP		$(88,939,894)	$(699,367)	$(2,220,654)	$(2,299,896)
Exploration expenditures	(b)	28,482,625	793,305	2,129,240	2,158,383
Cash flows from investing
activities under U.S. GAAP		$(60,457,269)	$93,938	$(91,414)	$(141,513)

(a)

Acquisition of Metro Resources Ltd. (“Metro”)

Under US GAAP, the purchase price for the acquisition of Metro in 1999 would have also included the value of options issued by the Company in the acquisition.  Details of the adjustment are as follows:

Options of Metro assumed	5,000,000

Fair value of Asia Pacific options	$1.62
Exchange ratio	0.44
Fair value of equivalent Asia Pacific options	$0.71

Fair value of options to be included in the purchase price	$3,564,000
Additional future income tax liabilities related to increased
purchase price at acquisition date	1,527,429
Total increase in potash concession due to inclusion of valuation
of options in purchase price	$5,091,429

Additional future income tax liabilities at December 31, 2004
after exchange effect	$1,330,420

F29

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Acquisition of Metro Resources Ltd. (“Metro”) (continued)

The fair value of the options was estimated using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 57% and an annual risk free rate of 5.3%.

Under Canadian GAAP, the options issued by the Company are not included in the purchase price.

(b)

Deferred exploration costs

Under US GAAP, exploration costs related to mineral properties are expensed until there is substantial evidence that a commercial body of ore has been located and project financing has been secured, whereas Canadian GAAP allows exploration costs related to mineral properties to be deferred during the exploration stage until such time as it is evident that the deferred cost exceeds the estimated recoverable amount or the property is abandoned.

(c)

Foreign currency translation

Under US GAAP, foreign currency translation of the assets, liabilities and operations of foreign investees whose currency is measured using the currency of the primary economic environment in which they operate is performed using the current rate method with translation adjustments recorded in a separate component of shareholders’ equity.  Under Canadian GAAP, such translation is performed using the temporal method where non-monetary assets are translated at historical rates if the foreign investee is considered an integrated operation.

(d)

Convertible debentures

Under US GAAP, the convertible debentures issued during the year ended February 28, 1999 were recorded entirely as debt with no portion segregated into an equity component.  Under Canadian GAAP, the convertible debentures issued during the year ended February 28, 1999 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (Note 6).  Over the term of the convertible debentures the liability component has been accreted to the fair value of the convertible debentures by the recording of additional interest expense.  By February 28, 2002, the remaining liability component of the convertible debentures had been fully accreted.

In addition, the financing costs netted against the equity component of convertible debentures under Canadian GAAP were deferred and amortized under US GAAP.  These financing costs were fully amortized under US GAAP as at February 28, 2002.

F30

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)

Dividend in kind

Under US GAAP, dividends in kind, consisting of investments previously accounted for using the equity method, are recorded at book value and any related tax expense is included in operations.  Under Canadian GAAP, dividends in kind are recorded at book value plus any related tax liabilities. As a result of the foregoing, the dividend in kind in the year ended February 28, 1994 would have been decreased under US GAAP by $866,428.  However, there would have been no change in the shareholders’ equity at the end of that year.

(f)

Stock-based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), issued in October 1995, requires the use of a fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), and the related FASB Interpretation No. 44 (“FIN 44”), which specifies the use of the intrinsic value method.  Prior to the change in accounting policy whereby the Company adopted a fair value based method to account for stock compensation effective March 1, 2002, the Company accounted for stock compensation in accordance with APB 25 and FIN 44.  Since stock options were granted at the quoted market value of the Company’s common shares at the date of the grant, there was no compensation cost recognized by the Company under US GAAP.  In accordance with FIN 44, the Company began accounting for certain previously granted employee stock options, for which the maturity date was extended to October 27, 2005, commenced being recorded as variable stock options effective July 1, 2000.  Under this accounting method, increases in the trading price of the Company’s common stock over the exercise price of the related share purchase option are recorded as compensation expense.  During the ten month period ended December 31, 2002 and the year ended February 28, 2002, no compensation expense was recorded on these modified stock options as the exercise price was higher than the market price at the respective year ends and at December 31, 2003 these options had all been cancelled.

Effective March 1, 2002, the Company adopted the fair value based method to account for stock compensation and also changed its US GAAP accounting policy, on a prospective basis, to adopt the fair value based method under SFAS No. 123.

During the ten month period ended December 31, 2002, and continuing in the year ended December 31, 2003 and 2004, the Company introduced a stock option plan with variable exercise prices.  There are no differences in the accounting for these stock options under the Company’s Canadian GAAP accounting policy and SFAS No. 123.

F31

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g)

Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  As defined in SFAS No. 130, the Company has one comprehensive income item consisting of an unrealized loss on translation of a subsidiary’s net assets and operations to Canadian dollars.

(h)

Recent pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purposes entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is a SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.  Currently the adoption of FIN 46-R has no effect on the Company’s financial position or results of operations.

During 2004, the Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, Business Combinations (“SFAS 141”), to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reach a consensus, based upon the Committee’s deliberations of EITF 04-02, whether Mineral Rights are Tangible or Intangible Assets, and ratified by the FASB that mineral interests conveyed by leases should be considered tangible assets.  On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance.  The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.

F32

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Recent pronouncements (continued)

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs.  This EITF is expected to be approved and issued in the first quarter 2005.  The Company is not at the production stage of any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services.  SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant.  The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists.  Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award.  The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.  The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under U.S. GAAP after June 15, 2005.  The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-2”).  The Task Force reached a consensus that mineral rights are tangible assets.  In  April 2004, the FASB issued proposed FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) , and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material impact on the Company’s results of operations, financial position or disclosures.

F33

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2004 and 2003

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Recent pronouncements (continued)

In March 2004, the EITF issued EITF 04-3, Mining Assets:  Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.

F34